UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2021

Open Props Inc.

(Exact name of registrant as specified in its charter)*

Commission File Number: 024-11018

Delaware	45-1775277
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12816 Inglewood Ave #637, Hawthorne, CA	90250
(Address of principal executive offices)	(Zip Code)

(302) 658-7581

Registrant’s telephone number, including area code

Props Tokens

(Title of each class of securities issued pursuant to Regulation A)

*	Formerly YouNow, Inc.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis together with the consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. As a result, our actual results may differ materially from those anticipated in these forward-looking statements. See “Special Notes Regarding Forward-Looking Statements.”

Overview

Until August 17, 2020, Open Props Inc. was known as YouNow, Inc. On August 17, 2020, the Company’s name was changed to Open Props Inc. See “Note 1” in the “Notes to the Consolidated Financial Statements”.

The Company is the issuer of Props Tokens, a cryptographic token that exists on the Ethereum blockchain, and the operator of the Props Network, a blockchain-based infrastructure that is designed to include an open, decentralized network of consumer-facing mobile and web-based apps (collectively, “Props Apps”) that incorporate the Props Tokens into their operations. Props, by which we mean the Props Network, Props Apps, Props Tokens and other elements of our infrastructure, collectively, was designed to be a project that would empower users in the digital economy and help app developers align with their engaged users. Props Apps were intended to operate, in some regards, as traditional apps that may be downloaded and accessed by users in a manner similar to any other mass market app, but Props Apps with a common, special feature: the ability to provide an extra level of premium, built-in functionality to users who hold Props Tokens. The mobile application originally developed by the Company, the YouNow Livestreaming App, provides a platform on which any user can broadcast to a live audience, watch video content and engage with content creators (broadcasters) and other users. In February 2020, the Company sold the YouNow Livestreaming App, and the Company subsequently focused exclusively on growing and developing the Props Token economy and the Props Network.

Recent Events

In May 2021, certain investors who purchased Props Tokens from us in April 2020 chose to exercise, at a price of $0.07 per Props Token, warrants for the purchase of additional Props Tokens that they received in connection with the April 2020 sale. See “Token Sales—April 2020 Private Placements.” A total of 4,735,713 Props Tokens have been issued upon exercise of those warrants and we received a total of approximately $331,500 in cash upon their exercise. The Props Tokens received upon exercise of those warrants are not transferrable for one year from the date of exercise.

On August 13, 2021, we announced that in December 2021 we intend to end the continuous offering of Props Tokens which has been conducted since July 2019 pursuant to a primary distribution by Open Props Inc. (the “Props Offering”) and a secondary distribution by the Props Foundation Public Benefit Corporation (the “Props PBC Offering”) under Tier 2 of Regulation A, and to stop supporting the Props Network, through which we distribute and support Props Tokens on participating third-party app, and the Props project generally. We plan to continue to support Props until the end of the Props Offering, so that users may claim Props Tokens until the continuous offering is terminated. See “Note 13” in the “Notes to the Consolidated Financial Statements”. Once our support of Props has been discontinued, (i) we will no longer issue Props Tokens to any party pursuant to the Props Offering or the Props PBC Offering, and (ii) any remaining Pending Props will have no use on the Props Network and records with respect to Pending Props will not be maintained by the Company. Any Props Tokens that have been issued prior to the discontinuance of the Props Offering and the Props PBC Offering will remain outstanding in each applicable Props Token holder’s ERC-20 digital asset wallet.

Going Concern

Our consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, there is substantial doubt regarding our ability to do so. On August 13, 2021, we announced that in December of this year we intend to end the Props Offering and the Props PBC Offering and to stop supporting Props. See “Note 13” in the “Notes to the Consolidated Financial Statements”. We do not intend to engage in additional financing activities other than in connection with liquidating certain of our assets, and we do not expect to achieve self-sustainability or profitability. There can be no assurance that we will be able to generate cash from operations sufficient to meet our obligations indefinitely.

Results of Operations

Research and Development Expenses

Research and development expenses represent costs incurred by us for the development of the Props Network and include external research and development expenses incurred under arrangements with third parties, such as consultants; advisor token grants entered into with unaffiliated individuals and companies who provide advisory services in exchange for Props Tokens; license fees; and other expenses, which include administrative functions. For historical periods prior to the sale of the YouNow Livestreaming App, which occurred in February 2020, research and development expenses also included research and development expenses attributable to the YouNow Livestreaming App.

Research and development activities accounted for a significant portion of our operating expenses. Our current business strategy no longer includes growing the Props Network or creating an increasingly decentralized economy of consumer apps, as we intend to end the Props Offering and the Props PBC Offering in December 2021 and stop supporting Props at that time.

Other Income (Expense)

Other income (expense) consists principally of gains and losses from the sale of digital assets, mostly related to Ether, Bitcoin, Algo and Helium cryptocurrency as well as proceeds generated from the private placements of SAFTs and sale of DPAs, token offering expenses and grants to the developers of Props Apps. The gains and losses were determined based on the sale price minus the cost basis of the digital asset. The cost basis is determined at the market price of the digital asset at the time that the digital asset was initially received, less impairment charges. For purposes of determining realized gains and losses, the cost of digital assets sold is based on specific identification—where, each digital asset sold is traced back to the Company wallet address where it was held when first acquired, allowing the Company to determine an original cost basis for the digital asset. Because of volatility in the price of digital assets, the Company’s realized gain on the sale of digital assets is subject to significant variability, which may also lead to significant variability in other income.

The Company has generated proceeds from private placement of SAFTs. For accounting purposes, the Company recognizes proceeds from these arrangements as other income (token delivery income). See “—Critical Accounting Policies and Significant Judgements and Estimates—Other Income” below for details.

Six months ended June 30, 2021 compared to six months ended June 30, 2020

The following table sets forth selected consolidated statements of operations data for each of the periods indicated:

	June 30, 2021	June 30, 2020	$ Change	% Change
Revenue	$-	$1,435,004	$(1,435,004)	-100.0%
Operating expenses
Cost of revenue	-	944,830	(944,830)	-100.0%
Research and development	643,958	1,823,943	(1,179,985)	-64.7%
Sales and marketing	645,967	218,715	427,252	195.3%
General and administrative	1,108,833	1,160,726	(51,893)	-4.5%
Other income	1,983,319	166,427	1,816,892	1091.7%
Taxes	3,080	12,820	(9,740)	-76.0%
Net loss	$(418,519)	$(2,559,603)	$2,141,084	-83.6%

Revenue

Revenue decreased by $1.4 million for the six months ended June 30, 2021, due to a decrease in digital goods revenue. The digital goods revenue decreased due to the sale of certain assets related to and including the YouNow Livestreaming App in February 2020, which resulted in no additional revenue from the sale of digital goods subsequent to February 2020.

Cost of Revenue

Cost of revenue decreased by $0.9 million for the six months ended June 30, 2021, due to the sale of certain assets related to and including the YouNow Livestreaming App in February 2020. The cost of revenue was associated with digital revenue from the YouNow Livestreaming App.

Research and Development Expenses

Research and development expenses decreased by $1.2 million for the six months ended June 30, 2021, due to lower token delivery expenses.

Sales and Marketing Expenses

Sales and marketing expenses consist of marketing, public relations, and content management. Sales and marketing expenses increased by $0.4 million for the six months ended June 30, 2021, due to the listing and marketing fees on centralized exchanges including OKEx, Kucoin and Gate.io.

General and Administrative Expenses

General and administrative expenses consist of salaries and personnel-related costs, including non-cash stock-based compensation, for our personnel in executive, legal, finance and accounting, human resources and other administrative functions, non-litigation legal costs, as well as fees paid for accounting and tax services, consulting fees and facility costs not otherwise included in research and development expenses. General and administrative expenses decreased by $0.1 million for the six months ended June 30, 2021.

Other Income

Other income increased by $1.8 million for the six months ended June 30, 2021. Included in other income, net of other expenses shown on the Consolidated Statements of Operations was principally due to gain on the distribution of Props Tokens to SAFT purchasers.

Taxes

Taxes decreased in 2021 compared to 2020 since this balance is primarily composed of federal and state minimum taxes based on gross receipts.

Trend Information

Revenue Trends

Digital goods revenue related to the sale of Bars ceased in February 2020 due to the sale of the YouNow Livestreaming App. In April 2020, the Company closed private placements with respect to the sale of Props Tokens to multiple investors. In May of 2021, the Company closed private placements with respect to the sale of additional Props Tokens upon the exercise of certain warrants issued to investors that participated in the April 2020 Private Placements. See “Token Sales—April 2020 Private Placements.”

Expense Trends

We expect operating expenses in the future to remain low, compared to past historical periods, principally due to our intention to end our support of Props in December 2021 and our intention to end the Props Offering and the Props PBC Offering in December 2021. After December 2021, we expect to maintain a relatively small staff to handle any ongoing obligations. The costs associated with software development are expected to be reduced to zero, and the costs of services provided by third-party service providers is expected to be materially reduced.

Liquidity and Capital Resources

Sources of Funds

The Company’s cash and cash equivalents on hand as of June 30, 2021 and December 31, 2020 were $1.4 million and $1.4 million, respectively.

In the future, we plan to fund our operations through available cash and cash equivalents on hand, and through the sale of digital currencies on hand for cash. In connection with our determination to stop supporting Props and to end the Props Offering and the Props PBC Offering, we have made, and are continuing to make, reductions in spending, liquidating assets where possible, and terminating planned programs.

The following table summarizes our cash flows for the periods indicated:

	June 30, 2021	June 30, 2020	$ Change	% Change
Net cash provided by (used in):
Operating Activities	$204,546	$(801,539)	1,006,085	-125.5%
Investing Activities	(2,271)	273,252	(275,523)	-100.8%
Financing Activities	95,387	(326,067)	421,454	-129.3%
Increase (decrease) in cash	$297,662	$(854,3544)	$1,152,016	-134.8%

Net Cash Provided By (Used In) Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2021 was $0.2 million. This principally consisted of the Company’s net loss of approximately $0.4 million which was more than offset by an increase of approximately $ $0.7 million in the Company’s token obligations and approximately $0.2 million increase in working capital.

Net cash used in operating activities for the six months ended June 30, 2020 was $0.8 million. This consisted of a $2.6 million net loss and $0.5 million increase in working capital, from a decrease in accounts payable, which was partially offset by $1.2 million non-cash expenses primarily related to the loss on sale of certain assets related to and including the YouNow Livestreaming App as well as an increase in token obligations of $1.1 million primarily from the $1.3 million of proceeds from the April 2020 Private Placements.

Net Cash Provided by (Used in) Investing Activities

Our investing activities have consisted principally of property and equipment purchases for computer-related equipment, capitalization of software development costs and investments in digital assets. Capitalized software development costs are related to new applications or improvements to our existing software to expand the functionality of our network.

Net cash used in investing activities for the six months ended June 30, 2021 was for the acquisition of computer-related equipment.

Net cash provided by investing activities for the six months ended June 30, 2020 was $0.3 million which principally consisted of proceeds on the sale of the YouNow Livestreaming App.

Net Cash Provided By (Used In) Financing Activities

Substantially all of the net cash provided by financing activities in all periods presented was the result of proceeds received under a line of credit, and proceeds from Small Business Administration loans.

Net cash provided by financing activities for the six months ended June 30, 2021 was $0.1 million. This was from the proceeds from a Paycheck Protection Program (“PPP”) Second Draw loan pursuant to the Consolidated Appropriations Act, 2021 (“CAA”) in the amount of $101,197.

Net cash used in financing activities for the six months ended June 30, 2020 was $0.3 million. This was from the repayment of the Company’s line of credit of $0.4 million, which was partially offset by the proceeds from a PPP loan of $0.1 million pursuant to the Coronavirus Aid, Relief and Economic Security Act (the “CARES” Act).

Capital Commitments

We currently have no commitments to make capital expenditures.

Assets, Liabilities and Stockholders’ Deficit

Current Assets

As of June 30, 2021, our total current assets were $2,055,669, compared to $1,357,874 as of December 31, 2020. This change was principally due to an increase in cash resulting from an increase in working capital, including an increase in prepaid expenses for Props Tokens provided for future operating expenses.

Intangible Assets

As of June 30, 2021, our net intangible assets were $394,122 compared to $539,140 as of December 31, 2020. This change was principally due to the sale of certain assets related to and including the YouNow Livestreaming App in February 2020.

The following table provides additional information regarding our developed technology and cryptocurrency holdings.

	1/1/2020			12/31/2020	1/1/2021			6/30/2021
Intangible Assets	Beginning Balance	Additions	Reductions	Ending Balance	Beginning Balance	Additions	Reductions	Ending Balance
Algo	$-	$768,194	$(246,444)	$521,750	$521,750	$56,400	$(281,274)	$296,876
Bitcoin	9,921	-	(4,727)	5,194	5,194	-	-	5,194
Ether	15,788	-	(3,592)	12,196	12,196	-	-	12,196
Helium	-	-	-	-	-	254,088	(174,232)	79,856
Total	$25,709	$768,194	$(254,763)	$539,140	$539,140	$310,488	$(455,506)	$394,122

The market prices of digital currencies, including Algo, Ether and Bitcoin, experienced significant volatility during 2021 and 2020. At June 30, 2021, the market price of Ether was $2,274.55, Bitcoin was $35,040.84 and Algo was $0.88. At December 31, 2020, the market price of Ether was $737.37, Bitcoin was $29,001.72 and Algo was $0.32. This represents an increase of approximately 209%, approximately 21% and approximately 175%, respectively, from their prices as of December 31, 2020. The price fluctuations of digital currencies may have a significant effect on the value of the Company’s digital currency reserves.

Current Liabilities

As of June 30, 2021, our total current liabilities were $6,646,154 compared to $5,750,761 as of December 31, 2020. This increase was principally due to an increase in token delivery obligations related to the distribution of the Props Tokens.

Stockholders’ Deficit

As of June 30, 2021 our stockholders’ deficit was $4,194,092 compared to stockholders’ deficit of $3,853,747, as of December 31, 2020. This change was principally due to an increase to our deficit from the net loss during the six months ended June 30, 2021.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during any of the periods presented.

Critical Accounting Policies and Significant Judgements and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgements and estimates.

Income Recognition

Token Delivery Income

The Company accounts for its token delivery agreements as research and development arrangements under Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 730-20, Research and Development Arrangements. The Company has concluded that, under the SAFTs, the research and development services it was obliged to provide were limited to the creation of the YouNow Livestreaming App’s platform and the creation and delivery of a functional token. The completion of these research and development services principally required the creation of the Token Code (an ERC-20 “smart contract”); building the distribution mechanism for Props Tokens, including a mechanism for effecting any vesting under SAFTs; developing the Rize app, including basic “wallet” functionality in the Rize app and merging it into the YouNow Livestreaming App; and building Props-specific exclusive features in the YouNow Livestreaming App.

Pursuant to ASC 730-20, the Company recorded a liability for amounts received from SAFT purchasers that were refundable pursuant to the terms of the SAFTs. Pursuant to the terms of the SAFTs, a SAFT expires and terminates upon the earlier to occur of certain events, including the issuance of Props Tokens upon an application launch, the payment or setting aside for payment of amounts payable to the SAFT purchaser upon the dissolution of the Company, or the reaching of a termination date, as specified by amendments to the SAFTs dated March 4, 2018, set as twelve months after the amendment’s effective date. See “Token Sales” for additional information. If a SAFT terminated pursuant to the expiration of this deadline, the SAFT purchaser’s purchase amount was refundable. As a result, this liability was recorded as token delivery obligations on the Company’s consolidated balance sheets as of December 31, 2020 and 2019. At all times prior to the issuance of the Props Tokens pursuant to the SAFTs, the Company has recorded a liability equal to its repayment obligations.

The Company has concluded that, upon delivery of the Props Tokens to the SAFT purchaser in accordance with the SAFT, it has completed its services and has performed all of its research and development obligations owed to SAFT holders under the SAFTs. The Company completed these services by March 4, 2019 in connection with the initial delivery of the Props Tokens to SAFT purchasers, and as a result, the Company has concluded that as of March 4, 2019 it had performed all of its research and development obligations owed to SAFT holders under the SAFTs. See “Token Sales” for additional information. The Company does not consider other activities associated with the Props Network to be part of the Company’s research and development services under the SAFTs, and subsequent to delivery of the Props Tokens to the SAFT purchasers, it has no remaining obligations under the SAFTs, including with respect to the further development of the network, the enhancement of the Props Tokens issued or with respect to any refunds. Upon issuance and delivery of Props Tokens to SAFT purchasers, the Company offsets the token delivery obligation liability and recognizes token delivery income within other income (expense) in the Company’s consolidated statements of operations. Further, subsequent to fulfilling its contractual obligations under the SAFT by delivery of the Props Tokens to the purchaser’s electronic wallet, the Company has no intention of refunding the SAFT purchase amount under any circumstances. As a result, the Company has concluded there are no surrounding conditions under which it would be obligated to repay any of the SAFT purchase amounts.

The Company recognized token delivery income of $7,064 in 2021 compared to $1,243,142 in 2020. Total research and development expenses incurred under the token delivery arrangements are included in research and development in the Company’s consolidated statements of operations for the six months ended June 30, 2021 and 2020. In the future, changes in the Company’s circumstances or changes in applicable accounting standards may permit or require us to change our accounting policies, and we will fully disclose any such change in our accounting policies.

Digital Goods Income

Effective January 1, 2019, the Company adopted FASB, ASC 606, Revenue from Contracts with Customers related to the Company’s sale of digital goods. Under ASC 606, the Company should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. In accordance with ASC 606, the core principles are:

1)	identify the contract with customer;

2)	identify the performance obligations in the contract;

3)	determine the transaction price;

4)	allocate the transaction price; and

5)	recognize revenue when or as the entity satisfies a performance obligation.

Payments from digital goods purchasers are non-refundable and relate to non-cancellable contracts that specify the Company’s obligations. The satisfaction of the performance obligation occurs at the time of sale of digital goods since management estimates the digital goods are consumed within two days after the initial purchase.

In accordance with Accounting Standards Update (“ASU”) 2016-08, Principal versus Agent Considerations (Topic 606) (Reporting Revenue Gross versus Net), the Company evaluates its agreements with mobile platforms to determine whether the Company is acting as the principal or as an agent in the sales of digital goods to determine if revenue should be reported gross or net. The key indicators that the Company used for such determination includes:

1) the terms and conditions of the Company’s contract with the mobile platforms;

2) the party responsible for determining the type, category, and quantity of methods to generate revenue;

3) whether the Company is paid a fixed percentage of the arrangement for each transaction;

4) the party which sets the pricing with the end-user and has the credit risk; and

5) the party responsible for the fulfillment of the digital goods.

Based on the evaluation of the key indicators, the Company has determined that it is acting as the principal to the digital goods purchaser.

For revenue earned through mobile platforms, the transaction price is equal to the gross amount the Company charges to each digital goods purchaser. The related mobile platform and payment processing fees are recorded as cost of revenue in the period incurred.

Effective January 1, 2019, the Company adopted ASU 2016-08 and has applied the changes retrospectively. The retrospective change did not have an impact on the carrying amounts of assets and liabilities and no offsetting adjustments were necessary to opening retained earnings. Prior to the adoption of ASU 2016-08, revenues from the sale of digital goods were reported net of mobile platform and payment processing fees.

Props Tokens

During the year ended December 31, 2019, Open Props began to issue and deliver Props Tokens under the terms of the SAFTs and the DPAs as described under “Token Sales.” Open Props has accounted for all Props Tokens held by the Company and its subsidiaries as internally generated intangible assets on the balance sheet with zero carrying value. Issuance of Props Tokens to any vendor, employee, user, broadcaster, etc. will be expensed at the time that service is rendered or tokens are issued depending on the nature of the transaction. The use of Props Tokens to pay vendors, employees, users, broadcasters, etc. is a non-monetary transaction under ASC 845, Nonmonetary Transactions, and has been accounted for at the undiscounted price per token $0.1369 for transactions occurring in 2020 and 2021. Because the Props Tokens currency have no carrying value in our financial statements, use of these tokens will result in a gain equal to the fair value of the Props Tokens distributed.

As of June 30, 2021, Props Tokens have been listed on three centralized cryptocurrency exchanges outside the United States. Listing of Props Tokens on two of those three exchanges is pursuant to agreements between the Company and the exchanges that provide that trading on those exchanges is for persons who are not U.S. Persons (as defined under Regulation S under the Securities Act), and that Props Tokens will not be available for trading by U.S. Persons. Listing of Props Tokens on one of those three exchanges is not pursuant to any agreement between the Company and that exchange.

Value of Digital Assets

Open Props has determined that digital assets should be classified as intangible assets with indefinite useful lives, and as such, they are recorded at their respective fair values as of the acquisition date. Open Props does not amortize intangible assets with indefinite useful lives. Indefinite-lived intangible assets must be reviewed at least annually for possible impairment, or more frequently if an event occurs or circumstances change that would indicate that it is more likely than not that the fair value of the intangible assets is below their carrying values. Because there are active markets which generate quoted prices for the types of digital assets that Open Props holds, we recognize impairment caused by decreases in fair value based upon quoted prices for identical instruments in such markets.

Item 2. Other Information

RISKS RELATING TO DISCONTINUANCE OF PROPS OFFERINGS AND THE PROPS PROJECT

The Company intends to discontinue the Props Offering and the Props PBC Offering, and to discontinue its support of Props, including the Props Network, in December 2021. As a result, the Company expects to substantially reduce its operations, including its receipt of new revenue and its incurrence of expenses. In addition, the Company does not intend to engage in additional financing activities other than in connection with liquidating certain of its assets, and it does not expect to achieve self-sustainability or profitability.

There can be no assurance as to whether Props Tokens will retain any utility or value in the lead-up to, or after, our discontinuance of Props Token issuances and our support for the Props project. Apps in the Props Network have already begun announcing the end of Props Token utility on their apps. Current holders of Props Tokens may see their Props Tokens lose all their utility and value, over time or at any time. In addition, the opportunity for app users to receive new Props Tokens for their Pending Props will end at some time in the near future, based on decisions made by the apps that remain participating in the Props Network. Holders of Props Tokens, and persons in a position to receive new Props Tokens before we discontinue issuance, must face the prospect of Props Tokens losing all utility and value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Semiannual Report contains forward forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “is designed to,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties, assumptions and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Semiannual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this Semiannual Report include, but are not limited to, statements about:

●	the anticipated future of our network;

●	our expectations regarding demand for the applications that are intended to use our network;

●	our expectations regarding whether a secondary trading market may develop for the Props Tokens in the form of an exchange or alternative trading system or internal bulletin board;

●	our expectations regarding regulatory developments and their effect on our network;

●	the ability of applications on our network to develop a user base and a successful business model;

●	our future financial performance, including our expectations regarding our operating and research and development expenses;

●	the impact of competition in our industry and innovation by our competitors;

●	the anticipated trends, growth rates and challenges in our business and in the cryptocurrency market;

●	our plans with respect to the development of our network;

●	our plans with respect to our base of network users and application developers;

●	our liquidity and working capital requirements;

●	our plans with respect to our continued operation of the Props network;

●	the reliability of the third-party infrastructure and the blockchains on which our network depends;

●	our ability to adequately protect our intellectual property;

●	the effect on our business of litigation to which we are or may become a party;

●	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the U.S. and internationally;

●	our ability to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud; and

●	the estimates and estimate methodologies used in preparing our consolidated financial statements.

In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s business and operations.

You should refer to Item No. 6 of the Company’s most recent Annual Report on Form 1-K and to the section of the Company’s most recent Offering Statement on Form 1-A, as amended, captioned “Risk Factors” for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Semiannual Report will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 3. Financial Statements

Open Props Inc. and Subsidiaries

i

Open Props Inc. and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	June 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets
Cash (Note 2)	$1,409,779	$1,112,117
Accounts receivable, net (Note 2)	200,400	200,400
Prepaid expenses and other assets (Note 2)	445,490	45,357
Total current assets	2,055,669	1,357,874

Property and equipment	2,271
Intangible assets, net (Notes 2 and 4)	394,122	539,140
Total non-current assets	396,393	539,140
Total assets	$2,452,062	$1,897,014

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$425,856	$188,686
Token delivery obligations (Notes 2 and 5)	6,044,266	5,481,430
Notes payable, current (Note 6)	176,032	80,645
Total liabilities	6,646,154	5,750,761

Commitments and contingencies

Stockholders’ deficit:
Common stock, $0.001 par value - 139,189,499 shares authorized as of June 30, 2021 and December 31, 2020, respectively: 94,162,313 shares issued and 92,921,369 outstanding as of June 30, 2021 and December 31, 2020 (Note 7)	92,921	92,921
Treasury stock, at cost, 1,240,944 shares	(3,904,010)	(3,904,010)
Additional paid-in capital	35,895,396	35,817,222
Accumulated deficit	(36,286,789)	(35,868,270)
Accumulated other comprehensive income	8,390	8,390
Total stockholders’ deficit	(4,194,092)	(3,853,747)
Total liabilities and stockholders’ deficit	$2,452,062	$1,897,014

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Open Props Inc. and Subsidiaries

Consolidated Statements of Operations

For the Six Months Ended June 30, 2021 and 2020

	June 30, 2021	June 30, 2020
	(Unaudited)
Revenues:
Digital goods (Notes 2 and 3)	$-	$1,435,004
Total revenues	-	1,435,004

Operating expenses
Cost of revenue	-	944,830
Research and development	643,958	1,823,943
Sales and marketing	645,967	218,715
General and administrative	1,108,833	1,160,726
Total operating expenses	2,398,758	4,148,214
Loss from operations	(2,398,758)	(2,713,210)

Other income
Token delivery income (Note 5)	7,064	1,243,142
Gain from the sale of DPAs	5,810	-
Gain from the distribution of Props Tokens (Note 9)	39,021	134,568
Gain from delivery of Props Tokens on Props Network	2,886,146	2,266,033
Gain from the liquidation of digital currencies	1,501,064	-
Migration income (Note 9)	430,360	-
Total other income	4,869,465	3,643,743
Other expense
Advisor token expense		(134,568)
YouNow Livestreaming App expense	(2,886,146)	(2,266,033)
Interest expense		(28,331)
Loss on sale of the YouNow Livestreaming App		(1,048,384)
Total other expense	(2,886,146)	(3,477,316)
Loss before provision for income taxes	(415,439)	(2,546,783)
Provision for income taxes (Note 2)	3,080	12,820
Net loss	(418,519)	(2,559,603)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Open Props Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Deficit

(Unaudited)

For the six months ended June 30, 2021

							Accumulated
					Additional		other	Total
	Common stock		Treasury stock		paid-in	Accumulated	comprehensive	stockholders’
	Shares	Amount	Shares	Amount	capital	Deficit	income	deficit
Balance at January 1, 2021	92,921,369	$92,921	(1,240,944)	$(3,904,010)	$35,817,222	$(35,868,270)	$8,390	$(3,853,747)
Stock-based compensation expense	-	-	-	-	78,174	-	-	78,174
Net loss	-	-	-	-	-	(418,519)	-	(418,519)
Balance at June 30, 2021	92,921,369	$92,921	(1,240,944)	$(3,904,010)	$35,895,396	$(36,286,789)	$8,390	$(4,194,092)

For the six months ended June 30, 2020

							Accumulated
							other	Total
					Additional		comprehensive	stockholders’
	Common stock		Treasury stock		paid-in	Accumulated	income
	Shares	Amount	Shares	Amount	capital	Deficit		deficit
Balance at January 1, 2020	92,854,286	$92,854	(1,240,944)	$(3,904,010)	$35,628,138	$(31,075,407)	$8,390	$749,965
Exercise of stock options	67,083	67	-	-	3,390	-	-	3,457
Stock-based compensation expense	-	-	-	-	36,982	-	-	36,982
Net loss	-	-	-	-	-	(2,559,603)	-	(2,559,603)
Balance at June 30, 2020	92,921,369	$92,921	(1,240,944)	$(3,904,010)	$35,668,510	$(33,635,010)	$8,390	$(1,769,199)

The accompanying notes are an integral part of this unaudited consolidated financial statement.

Open Props Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	June 30,	June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(418,519)	$(2,559,603)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on sale of YouNow Livestreaming App	-	1,048,384
Gain on token delivery	(2,886,146)	(2,266,033)
Token expense	2,886,146	2,266,033
Depreciation and amortization	-	60,427
Stock compensation expense	78,174	36,982
Loss on sale of property and equipment	-	-
Changes in operating assets and liabilities
Decrease in accounts receivable	-	179,237
(Increase) decrease in prepaid expenses and other assets	(400,133)	10,883
Decrease in restricted receivable	-	430,721
Increase (decrease) in accounts payable and accrued expenses	237,170	(1,134,678)
Increase in token obligations	707,854	1,126,108
Net cash provided by (used in) operating activities	204,546	(801,539)

Cash flows from investing activities
Proceeds from the sale of the YouNow Livestreaming App	-	273,347
Purchase of property and equipment	(2,271)	(95)
Net cash (used in) provided by investing activities	(2,271)	273,252

Cash flows from financing activities
Repayment of line of credit	-	(430,721)
Proceeds from note payable	101,197	101,197
Principal payments on notes payable, net	(5,810)	-
Proceeds from exercise of stock options	-	3,457
Net cash used in financing activities	95,387	(326,067)

Net increase (decrease) in cash	297,662	(854,354)
Cash, beginning of period	1,112,117	2,111,756
Cash, end of period	$1,409,779	$1,257,402
Supplemental disclosure for cash flow information
Cash paid for income taxes	$-	$12,820

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Open Props Inc. and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

Note 1 Organization

Open Props Inc. (formerly known as YouNow, Inc.), a Delaware corporation, was incorporated on April 18, 2011 under the name Bnow, Inc. On November 19, 2012, the name was changed to YouNow, Inc. On August 18, 2020, the Company changed its name from YouNow, Inc. to Open Props Inc. Open Props Inc.’s wholly-owned subsidiaries include YouNow Research and Development Ltd, an Israeli company, incorporated on September 29, 2014; SwitchRTC Ltd, an Israeli company acquired on December 24, 2017; YouNow Services, LLC, a Delaware company formed on December 4, 2017, majority owned by Open Props Inc. until December 5, 2018 when Open Props Inc. acquired its remaining membership interest; The Props Foundation Public Benefit Corporation, a Delaware company incorporated on September 20, 2018; and Props International Corp (formerly known as Algo International Holdings Corporation), a Panamanian company formed on April 15, 2020, collectively referred to as the “Company.”

The Company was incorporated to provide a live video streaming service (“YouNow Livestreaming App”) to broadcasters through the Company’s website and on mobile platforms such as Apple’s iOS and Google’s Android operating systems. The Company generated revenue through the sale of digital goods purchased by users to support the Company’s broadcasters. The Company was based in New York, New York and in 2020 moved its corporate headquarters to Hawthorne, California.

In November 2017, the Company launched a token pre-sale offering of rights to acquire Props Tokens, the Company’s Ethereum-based ERC-20 token that powers user participation in digital media in the Props Network. The Props Network consists of a network of consumer facing mobile and web-based apps that incorporate the Props Token into their operations. Props Tokens are hosted on the Ethereum blockchain and serve as the base token for applications within the ecosystem, granting users access to features and content and signaling status within the community.

In March 2019, the YouNow Livestreaming App began interacting with the Ethereum blockchain and Props Tokens when the Company enabled basic functionality of Props Tokens in the YouNow Livestreaming App. Basic functionality linked a user’s electronic wallet containing Props Tokens to the user’s YouNow Livestreaming App account to provide the user with functionality on the Props Network. As described in Note 4, the Company sold certain assets relating to and including the Company’s YouNow Livestreaming App on February 26, 2020 and no longer derives revenue from the sale of digital goods.

On July 11, 2019, the Securities and Exchange Commission (the “SEC”) qualified the Company’s offering statement to distribute Props Tokens in a public offering pursuant to Tier 2 of Regulation A. The Company was qualified to offer and sell up to 133,000,000 Props Tokens in the Props Offering, a primary distribution that rewards users of Props Apps for in-app activities, including contributing content and attention to those apps; as one-time discretionary grants to users of the Props Apps; or to reward the persons or group of persons that serve as “oracles” in the Props Network by communicating Props Token rewards information from the Algorand blockchain to the Ethereum blockchain. Also on July 11, 2019, The Props Foundation Public Benefit Corporation was qualified to offer and sell up to 45,000,000 Props Tokens in the Props PBC Offering, a secondary distribution that it grants to persons developing key apps or otherwise contributing to network development efforts.

In April 2020, the Company offered Props Tokens for sale to certain investors (the “April 2020 Private Placements”) at a price of $0.07 per token in reliance of the exemption offered by Regulation D (“Regulation D”) of the Securities Act of 1933, as amended (the “Securities Act”). Only persons meeting the definition of “accredited investors” under the Securities Act were allowed to purchase Props Tokens in the April 2020 Private Placements. In addition to receiving Props Tokens, each investor in the April 2020 Private Placements received warrants to purchase an additional number of Props Tokens, equal to up to 30% of the number of Props Tokens initially purchased in the April 2020 Private Placements, at an exercise price of $0.07 per Props Token. Certain of the warrants were exercised, and the unexercised warrants have expired. See “Note 4”.

On August 4, 2021, the SEC qualified the Company’s amended offering statement to distribute up to an additional 133,000,000 Props Tokens via the Props Offering and up to an additional 45,000,000 Props Tokens via the Props PBC Offering.

On August 13, 2021, the Company announced its intention to end its support of Props in December 2021, and its intention to end the Props Offering and the Props PBC Offering in December 2021.

Note 2 Summary of Significant Accounting Policies

(A)	Basis of Presentation and Consolidation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Therefore, these financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended December 31, 2020, which were included in the Company’s Form 1-K and filed with the SEC on April 30, 2021. The results of operations for any interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

The consolidated financial statements for the six months ended June 30, 2021 and 2020 include the accounts of Open Props Inc. and its wholly-owned subsidiaries as defined in Note 1. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

(B)	Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could vary from the estimates that were used.

(C)	Revenue Recognition

In accordance with Accounting Standards Update (“ASU”) 2016-08, Principal versus Agent Considerations (Topic 606) (Reporting Revenue Gross versus Net), the Company evaluates its agreements with mobile platforms to determine whether the Company is acting as the principal or as an agent in the sales of digital goods to determine if revenue should be reported gross or net. The key indicators that the Company used for such determination includes 1) the terms and conditions of the Company’s contract with the mobile platforms, 2) the party responsible for determining the type, category, and quantity of methods to generate revenue, 3) whether the Company is paid a fixed percentage of the arrangement for each transaction, 4) the party which sets the pricing with the end-user and has the credit risk and 5) the party responsible for the fulfillment of the digital goods. Based on the evaluation of the key indicators, the Company has determined that it is acting as the principal to the digital goods purchaser.

For revenue earned through mobile platforms, the transaction price is equal to the gross amount the Company charges to each digital goods purchaser. The related mobile platform and payment processing fees are recorded as cost of revenue in the period incurred.

The Company derived revenue from the sale of digital goods purchased by users to support the Company’s broadcasters through the date of the sale of the YouNow Livestreaming App in February 2020. The revenue was split between the Company and popular broadcasters based on an agreed upon arrangement. The digital goods were available for purchase through the Company’s website, PayPal, Braintree, or through mobile platforms, such as Apple’s iTunes and Google Play. As described in Note 3, the Company sold certain assets relating to and including the Company’s YouNow Livestreaming App on February 26, 2020 and no longer derives revenue from the sale of digital goods.

Subsequent to February 26, 2020, the Company’s revenue has been derived from the sale of Props Tokens in the April 2020 Private Placements, the exercise of warrants for Props Tokens issued to investors in the April 2020 Private Placements, and the sale of other digital assets. The Company recognizes revenue when Props Tokens are sold and the purchaser has taken delivery of the Props Tokens.

(D)	Token Delivery Agreements

The Company entered into token delivery agreements under Simple Agreements for Future Tokens (“SAFT”) as discussed in Note 5. The Company accounts for its token delivery agreements as research and development arrangements under ASC 730-20, Research and Development Arrangements. The Company believes that, under the SAFTs, the research and development services it was obliged to provide were limited to the creation of the Company’s Rize platform, a live video app for the Props Network, and the creation and delivery of a functional token. The completion of these research and development services principally required the creation of the Token Code (an ERC-20 “smart contract”); building the distribution mechanism for Props Tokens, including a mechanism for effecting any vesting under SAFTs; developing the Rize app, including basic “wallet” functionality in the Rize app and merging it into the YouNow Livestreaming App; and building Props-specific exclusive features in the YouNow Livestreaming App. In October 2018, the Rize app was integrated with the YouNow Livestreaming App (also formerly known as the YouNow Live Video App).

Pursuant to ASC 730-20, the Company recorded a liability for amounts received from SAFT purchasers that are refundable pursuant to the terms of the SAFTs. Pursuant to the terms of the SAFTs, a SAFT expires and terminates upon the earlier to occur of certain events, including the issuance of Props Tokens upon an application launch, the payment or setting aside for payment of amounts payable to the SAFT purchaser upon the dissolution of the Company, or the reaching of a termination date, as specified by amendments to the SAFTs dated March 4, 2018, set as twelve months after the amendment’s effective date as discussed in Note 5. If the SAFT terminated pursuant to the expiration of this deadline, the SAFT purchaser’s purchase amount was refundable. As a result, this liability was recorded as token delivery obligations on the Company’s consolidated balance sheets as of December 31, 2018. At all times prior to the issuance of the Props Tokens pursuant to the SAFTs, the Company recorded a liability equal to its repayment obligations.

The Company has concluded that, upon delivery of the Props Tokens to the SAFT purchaser in accordance with the SAFT, it has completed its services and has performed all of its research and development obligations owed to SAFT purchasers under the SAFTs. The Company released vested Props Tokens to certain SAFT purchasers beginning on March 4, 2019, as discussed in Note 5. The Company does not consider other activities associated with the Props Network to be part of the Company’s research and development obligations under the SAFTs, and, subsequent to delivery of the Props Tokens to the SAFT purchasers, it has no remaining obligations under the SAFTs, including with respect to the further development of the network or the enhancement of the Props Tokens issued or with respect to any refunds. The Company satisfied the token delivery obligation and recognized a reduction of the token delivery liability and token delivery income of $54,095 and $647,001 within other income (expense) in the Company’s consolidated statements of operations as of June 30, 2021 and 2020, respectively.

The Company did not recognize token delivery income related to SAFT sales proceeds received from SAFT purchasers who have not yet provided the Company with an electronic wallet address as required by the SAFTs. At June 30, 2021 and December 31, 2020, the Company had remaining token delivery obligations of $130,000 and $184,095, respectively, related to undistributed SAFT Tokens.

The Company fulfilled its contractual obligations under each SAFT by delivering the tokens to the SAFT purchaser’s electronic wallets, except in cases in which the SAFT purchaser has not yet provided the Company with an electronic wallet address, as the SAFT purchaser is required to do by the terms of the SAFT. The Company has no intention of refunding the SAFT purchase amount under any circumstances and, as a result, the Company believes there are no surrounding conditions under which they would be required to repay any of the SAFT purchase amounts.

Total research and development expenses incurred under the token delivery arrangements are included in research and development in the Company’s consolidated statements of operations for the six months ended June 30, 2021 and 2020.

(E)	Props Tokens

The issuance of Props Tokens to any vendor, advisor, employees, consultants, user, App, etc. will be expensed at the time that service is rendered or tokens are issued depending on the nature of the transaction. The use of Props Tokens to pay any vendor, advisor, employees, consultants, user, App, etc. is a non-monetary transaction under ASC 845, Nonmonetary Transactions, and will be accounted for at $0.1369 per Props Token, the undiscounted price per token. Since the tokens have no carrying value in the consolidated financial statements, use of these tokens will result in a gain equal to the value of the tokens distributed.

(F)	Cash

The term cash, as used in the accompanying consolidated financial statements, includes currency on hand and demand deposits with financial institutions. The Company maintains cash in several bank depository accounts, which at times may exceed Federal Deposit Insurance Corporation limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

(G)	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated net of an allowance for doubtful accounts and consist of sales of digital goods with payment terms ranging from 1 to 73 days after the transaction’s settlement date. Management periodically evaluates the collectability of receivables based on the age of the balance and the creditworthiness of the customer. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

(H)	Prepaid Expenses and Other Assets

The Company recognizes expenses in the period incurred. Payments made prior to the expense being incurred are recognized as prepaid expenses.

Other assets represent amounts due from certain financial intermediaries and security deposits.

(I)	Intangible Assets Other than Goodwill

Digital assets such as Algo, Bitcoin and Ether are digital currencies (or cryptocurrencies) that are not fiat currencies (i.e. a currency that is backed by a central bank or a national, supra-national or quasi-national organization) and are not backed by hard assets or other credits. Digital currencies are not financial assets because they are not an ownership interest in a company, or a contract establishing a right or obligation to deliver or receive cash or another financial instrument. Since they lack physical substance, digital currencies are generally considered intangible assets. The current guidance in U.S. GAAP does not directly address the accounting for digital currencies.

The Company has received four types of digital currencies, Algo, Bitcoins, Ether and Helium (See Note 4). The Company uses the equivalency rate of Algo, Bitcoin and Ether to USD based on a blended weighted average global exchange rate from public exchanges such as Coinbase.

The Company records its digital currencies as indefinite-lived intangible assets under ASC 350, Intangibles–Goodwill and Other. The intangible assets are recorded at cost and tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that they are impaired. A decline below cost in a quoted price on an exchange may be an event indicating that it is more likely than not that the digital currencies are impaired. As of June 30, 2021 and December 31, 2020, the Company’s carrying value on its digital currencies was $523,528 and $539,140, respectively. During the six months ended June 30, 2021 and 2020 the Company did not recognize an impairment loss on the digital currencies.

(J)	Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence.

The Company records a valuation allowance to reduce deferred tax assets to the estimated net amount that will be realized in future periods. The Company considers all expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. No such interest and penalties have been accrued as of June 30, 2021 or December 31, 2020.

The Company also incurs certain state minimum taxes and local income taxes.

(K)	Stock-Based Compensation

Under ASC 718, Compensation - Stock Compensation, the Company recognizes all stock-based compensation as an expense in the accompanying consolidated statements of operations. Estimated fair value of stock-based compensation awards are measured at the grant date using the Black-Scholes option pricing model. The Company records stock-based compensation expense on a ratable basis over the vesting term.

Stock-based compensation expense is recorded net of estimated forfeitures so that expense is recorded for only those stock-based awards that the Company expects to vest. The Company estimates forfeitures based on our historical forfeiture of equity awards adjusted to reflect future changes in facts and circumstances, if any. The Company revises estimated forfeiture rate if actual forfeitures differ from initial estimates.

(L)	Research and Development

Research and development expenses are charged to operations as incurred. For the six months ended June 30, 2021 and 2020, the Company expensed $643,958 and $1,823,943, respectively, in research and development costs.

(M)	Cost of Revenue

Costs of revenue are expensed as incurred and consist of individually agreed upon broadcaster revenue sharing fees of $0 and $728,670 for the six months ended June 30, 2021 and 2020, respectively, and variable hosting and bandwidth costs of $0 and $216,160 for the six months ended June 30, 2021 and 2020, respectively.

(N)	Sales and Marketing

Sales and marketing costs are expensed as incurred and consist of marketing, public relations and talent management costs. For the six months ended June 30, 2021 and 2020, the Company expensed $645,967 and $218,715, respectively, in total sales and marketing costs.

(O)	General and Administrative

General and administrative expenses consist of professional fees, operating sublease, and other office expenses. For the six months ended June 30, 2021 and 2020, the Company expensed $1,108,833 and $1,160,726, respectively, in total sales and marketing costs.

(P)	Advertising Costs

Advertising costs are expensed as incurred. For the six months ended June 30, 2021 and 2020, the Company expensed $515,147 and $57,127, respectively in advertising costs, which is included in Sales and Marketing on the consolidated statements of operations.

(Q)	Foreign Currency Translation

The functional currency of the Subsidiaries are the local currency in which the Subsidiaries operate. Since the U.S. dollar is not the functional currency of all of its Subsidiaries, foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency remeasurement and settlements are included in other income (expense), in the consolidated statements of operations. For its foreign subsidiaries where the functional currencies are the local currencies, the Company uses the period-end exchange rates to translate assets and liabilities, and the average exchange rates to translate revenues and expenses into U.S. dollars. The Company records translation gains and losses in accumulated other comprehensive income as a component of stockholders’ deficit. For the six months ending June 30, 2021 and 2020 there was no adjustment for foreign currency translation as the Company’s foreign subsidiaries have no assets or liabilities.

(R)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

(S)	Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes - Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this ASU as of January 1, 2021. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

(T)	Reclassifications

Certain reclassifications have been made to the 2020 consolidated financial statement presentation to correspond to the current year’s format. Total stockholders’ deficit and net loss are unchanged due to these reclassifications.

Note 3 Sale of YouNow Livestreaming App

On February 26, 2020, the Company entered into an agreement with an unaffiliated entity, YouNow Media, LLC (the “Acquirer”), for the sale of certain assets relating to and including the Company’s YouNow Livestreaming App (the “Sale”). The consideration included cash proceeds of $250,000. The Acquirer also succeeded to a secured loan arrangement (the “Secured Loan”) that the Company had put in place in respect of certain ongoing YouNow Livestreaming App-related receivables, the Company’s obligations (in the amount of $533,114) and pledges of assets under that secured loan arrangement were terminated.

Pursuant to the February 26, 2020 asset sale agreement, commencing March 1, 2020, the Acquirer became the operator of the Company’s YouNow Livestreaming App and hired the Company’s employees whose functions primarily involved operation of the YouNow Livestreaming App. As of the same date, the Company and the Acquirer entered into a separate agreement to continue to operate the YouNow Livestreaming App as part of the Props Network and to continue to reward YouNow Livestreaming App users with the issuance of Props Tokens.

For the years ended December 31, 2020 and 2019, the Company had revenue from the sale of digital goods of $1,811,036 and $9,720,557, respectively. As a result of the Sale, the Company recognized a loss on the disposition of the assets of $1,117,290 which was included in the accompanying consolidated statement of operations for the year ended December 31, 2020.

The Company concluded that the sale of the YouNow Livestreaming App does not qualify for discontinued operations presentation as it does not meet the definition of a component; the Company cannot clearly distinguish the operations and cash flows of the YouNow Livestreaming App, operationally and for financial reporting purposes, from the rest of the entity.

Note 4 Intangible Assets

As of June 30, 2021 and December 31, 2020, intangible assets consisted of the following:

	June 30, 2021	December 31, 2020
Digital currencies
Algo	$296,876	$521,750
Bitcoin	5,194	5,194
Ether	12,196	12,196
Helium	79,856	-
Total intangible assets, net	$394,122	$539,140

During the six months ended June 30, 2021, the fair market value of the Company’s digital currencies on hand was in excess of its adjusted book value and no impairment losses were recognized during this period. During the year end December 31, 2020, the fair market value of the digital currencies was equivalent to the Company’s adjusted book basis and no impairment losses were recognized during this period. As of June 30, 2021, the Company intends on holding its digital currencies until there is a cash need or if the Company otherwise determines that it is an appropriate time to sell that digital currency.

Note 5 Token Delivery Obligations

In November 2017, the Company launched a token pre-sale offering to raise cash and digital currency in exchange for the rights to acquire Props Tokens, the Company’s Ethereum-based ERC-20 token, through a SAFT with unaffiliated accredited purchasers. As described in Note 2, the Company accounts for SAFTs as research and development arrangements under ASC 730-20. In accordance with the SAFTs, the purchasers were issued rights to purchase a specific quantity of Props Tokens equal to $22,975,679 during the token and network launch event. The SAFTs would terminate upon the earliest of 1) the issuance of tokens to purchasers, 2) the repayment to purchasers in a dissolution event (as defined in the SAFTs) or 3) 90 days from the day the SAFTs were entered into by the Company and the purchasers. The purchasers were not entitled to vote or receive dividends from the Company. The SAFTs are classified as current liabilities on the consolidated balance sheet. The undiscounted price per Props Token in the SAFT offering was $0.1369. A portion of the Props Tokens for certain SAFT purchasers were subject to vesting requirement due to the discounted pricing of the tokens with their early purchase of SAFTs. The token vesting term ranged from 90 days to 455 days. On March 4, 2018, the SAFTs were amended to extend the termination date to twelve months after the SAFT’s effective date (as defined in the SAFTs) and also provided purchasers the rights to additional bonus tokens as a result of the extension.

On March 4, 2019, the Company issued Props Tokens to SAFT purchasers. For the years ended December 31, 2020 and 2019, the Company recognized $1,275,506 and $19,151,035, respectively of token delivery income within other income in the Company’s consolidated statements of operations under ASC 730-20. At December 31, 2020 and 2019, the Company had remaining token delivery obligations of $184,095 and $1,459,601, respectively, related to undistributed SAFT Tokens.

On May 10, 2019, and as further amended on September 27, 2019 and January 30, 2020, the Company entered into an agreement with PeerStream, Inc. (now known as Paltalk, Inc.; “Paltalk”), a third-party developer, to facilitate the integration of two of their apps into the Props Network in exchange for the right to receive an initial grant of 3,000,000 Props Tokens. As a result, the Company recognized a token delivery obligation of $410,700 as of December 31, 2019. During the year ended December 31, 2020, certain milestones were achieved and the Company granted 7,500,000 Props Tokens to Paltalk. These tokens were subject to a lock-up period and were released from that required lock-up on May 5, 2021. During 2020, the Company awarded Paltalk with a one-time grant of 2,000,000 Props Tokens. As of result, the Company recognized a token delivery obligation of $1,300,550 as of December 31, 2020. On August 25, 2021, the Company provided Paltalk with notice of termination of the agreement. On September 2, 2021, the Company awarded 2,625,000 Props Tokens to Paltalk that were owed to them in accordance with the agreement’s termination provisions.

In April 2020, the Company closed the April 2020 Private Placements of its Props Tokens for sale to certain investors at a price of $0.07 per token in reliance of the exemption offered by Regulation D of the Securities Act of 1933, as amended. The Company raised $1,342,500 in cash and the remainder in the form of other consideration. Each investor received Props Tokens as well as a warrant to purchase an additional number of Props Tokens, equal to up to 30% of the number of Props Tokens initially purchased at an exercise price of $0.07 per Prop Token. The tokens were not transferrable for one year and the warrants were non-transferable and expired in one year. A total of 26,857,143 Props Tokens were sold in the April 2020 Private Placements, not inclusive of any Props Tokens that might be issued in connection with the exercise of any of the associated warrants. As of December 31, 2020, the token delivery obligation related to the April 2020 Private Placements was $1,880,000.

On August 13, 2020, the Company entered into an agreement with Listia, Inc. (“Listia”), a third-party developer, to facilitate the integration of their app into the Props Network in exchange for the right to receive a grant of 1,500,000 Props Tokens. The integration was completed in September 2020 Listia was subsequently granted 1,500,000 Props Tokens. These tokens are subject to a lock-up period and will become transferrable over a three-year period. Additionally, the Company awarded Listia with a one-time grant of 4,000,000 Props Tokens. As a result, the Company recognized a token delivery obligation of $752,950 as of December 31, 2020. On August 26, 2021, the Company provided Listia with notice of termination of the agreement. The Company has no further obligations under the agreement to Listia with respect to the award of Props Tokens.

On February 22, 2021, the Company entered into an agreement with Tegger DLT Inc. (“Tegger”), a third-party developer, to facilitate the integration of their app into the Props Network in exchange for the right to receive a grant of 602,400 Props Tokens. The integration was completed in March 2021 and Tegger was subsequently granted 602,400 Props Tokens. These tokens are not transferrable for one year from the date of grant. Additionally, the Company awarded Tegger with a one-time grant of 497,600 Props Tokens. As a result, the Company recognized a token delivery obligation of $150,590 as of December 31, 2020. On September 23, 2021, the Company provided Tegger with notice of termination of the agreement. The Company has no further obligations under the agreement to Tegger with respect to the award of Props Tokens.

On April 22, 2021, the Company entered into an agreement with Roomi Inc. (“Roomi”), a third-party developer, to facilitate the integration of its app into the Props Network in exchange for the right to receive a grant of 2,400,000 Props Tokens. These tokens are not transferrable for one year from the date of grant. Additionally, the Company awarded Roomi with a one-time grant of 1,800,000 Props Tokens. As a result, the Company recognized a token delivery obligation of $246,420 as of June 30, 2021. On September 23, 2021, the Company provided Roomi with notice of termination of the agreement. At that time, the integration had not been completed. In connection with the termination of the agreement, the Company awarded an additional one-time grant of 1,000,000 Props Tokens to Roomi on September 8, 2021. The Company has no further obligations under the agreement to Roomi with respect to the award of Props Tokens.

On May 28, 2021, the Company entered into an agreement with SuperWorld Inc. (“SuperWorld”), a third-party developer, to facilitate the integration of two of its apps into the Props Network in exchange for the right to receive grants of, in aggregate, 4,500,000 Props Tokens upon the achievement of certain milestones related to the integration of the apps into the Props Network. On September 23, 2021, the Company provided SuperWorld with notice of termination of the agreement. At that time, the integration had not been completed. The Company has no further obligations under the agreement to SuperWorld with respect to the award of Props Tokens.

In May 2021, certain investors exercised warrants received in the April 2020 Private Placements at a price of $0.07 per Props Token. A total of 4,735,713 Props Tokens were issued upon exercise of those warrants, and the Company received approximately $331,500 in cash upon exercise. The Props Tokens received upon exercise of those warrants are not transferrable for one year from their date of issuance.

During 2020, the Company entered into various agreements with unaffiliated individuals and companies to provide blockchain and marketing advisory services in exchange for Props Tokens. As of December 31, 2020, the Company recognized a token delivery obligation of $953,135 for the services rendered.

As of June 30, 2021 and December 31, 2020, total outstanding token delivery obligations, net of refunds, on the consolidated balance sheets were $6,044,266 and $5,481,430, respectively.

The remaining token delivery obligations as of June 30, 2021 were as follows:

	Token			Token
	Delivery			Delivery
	Obligations			Obligations
	Balance,			Balance,
	January 1,	Additional	Tokens	June 30,
	2021	Grants	Delivered	2021
# of Tokens	53,954,552	8,141,428	(51,598)	62,044,382
$ Value	$5,481,430	$569,900	$(7,064)	$6,044,266

The remaining token delivery obligations as of December 31, 2020 were as follows:

	Token			Token
	Delivery			Delivery
	Obligations			Obligations
	Balance, January 1,	Additional	Tokens	Balance, June 30,
	2020	Grants	Delivered	2020
# of Tokens	19,445,312	48,819,412	(14,310,172)	53,954,552
$ Value	$1,870,301	$4,886,635	$(1,275,506)	$5,481,430

The token delivery obligations as of June 30, 2021 breakdown by vesting term as follows:

					Remaining
					Token
			Discounted	Remaining	Delivery
		Un-discounted	Price	Token	Obligations,
Vesting Term	Discount %	Price Per Token	Per Token	Delivery, 2021	net 2021
0 days	0%	$0.1369	$0.1369	24,971,196	$3,471,804
365 days	20%	$0.1369	$0.0996	467,650	$46,562
366 days	0%	$0.0700	$0.0700	34,998,571	$2,449,900
455 days	35%	$0.1369	$0.0809	1,606,965	$130,000

Total				62,044,382	6,044,266

The token obligations as of December 31, 2020 breakdown by vesting term as follows:

					Remaining
					Token
			Discounted	Remaining	Delivery
		Un-discounted	Price	Token	Obligations,
Vesting Term	Discount %	Price Per Token	Per Token	Delivery, 2020	net 2020
0 days	0%	$0.1369	$0.1369	25,022,794	$3,424,868
365 days	20%	$0.1369	$0.0996	467,650	$46,562
365 days	0%	$0.0700	$0.0700	26,857,143	$1,880,000
455 days	35%	$0.1369	$0.0809	1,606,965	$130,000

Total				53,954,552	$5,481,430

During the six months ended June 30, 2021 and 2020 the Company incurred $156,361 and $353,530, respectively, of costs associated with the token offering and securities filing.

Note 6 Notes Payable

(B)

On May 5, 2020, the Company received a PPP loan pursuant to the CARES Act) in the amount of $101,197. In accordance with the CARES Act, the Company used the proceeds from the PPP loan primarily for payroll costs, and for other qualifying expenditures. The PPP loan was scheduled to mature on May 5, 2022 and bore a fixed interest rate of 1%. The promissory note evidencing the PPP loans contained customary events of default relating to, among other things, payment defaults and provisions of the promissory note. The loans may be forgiven, in part or whole, if the proceeds are used to retain and pay employees and for other qualifying expenditures. In February 2021, the Company received notification that the PPP loan had been fully forgiven. The forgiveness was reflected as a gain from extinguishment of debt in the accompanying consolidated statements of operations for the year ended December 31, 2020.

On February 3, 2021, the Company received a PPP Second Draw loan pursuant to the Consolidated Appropriations Act (CAA), 2021in the amount of $101,197. Like the first PPP loan, the PPP Second Draw loan may be forgiven if the proceeds are used for payroll costs and nonpayroll costs such as such as rent, mortgage interest and utilities.

On July 20, 2021, the loan was fully forgiven.

Note 7 Stockholders’ Deficit

On April 18, 2011, the Certificate of Incorporation of the Company authorized 5 million shares of common stock with $0.001 par value per share. On June 9, 2011, the Certificate of Incorporation was amended and restated to authorize 13 million shares of common stock with $0.001 par value per share and 3 million shares of Series A convertible preferred stock with $0.001 par value per share. The Certificate of Incorporation was further amended and restated on March 12, 2012, July 29, 2014, July 23, 2015, August 12, 2015 and August 1, 2018, which increased the number of authorized shares of common stock and Series A convertible preferred stock. Additionally, the amendments authorized the issuance of Series A-1, Series A-2, Series B and Series B-1 convertible preferred stock. Series A, Series A-1, Series A-2, Series B and Series B-1 convertible preferred stock are collectively referred to as “Convertible Preferred Stock” in the accompanying consolidated financial statements.

Further, on August 1, 2018, in an amended and restated Certificate of Incorporation, the Company increased the total number of authorized shares of common stock and Convertible Preferred Stock to 34,118,794 and 22,151,167, respectively.

Further, on April 5, 2019, the Company amended and restated its Certificate of Incorporation to provide that the total number of shares of all classes of stock which the Company has authority to issue is 139,189,499 shares, all of which shall be designated as common stock, par value $0.001 per share. Previously, the Company’s Certificate of Incorporation had provided for certain classes of convertible preferred stock, which were all converted to common stock pursuant to a Preferred Stock Conversion Agreement (the “Conversion Agreement”), filed contemporaneously with the Company’s amended and restated Certificate of Incorporation on April 5, 2019. Pursuant to the terms of the Conversion Agreement, all issued and outstanding convertible preferred stock was converted into common stock on April 5, 2019.

As of June 30, 2021 and December 31, 2020, 94,162,313 shares of common stock were issued, and 92,921,369 shares of common stock were outstanding, respectively.

Note 8 Stock-Based Compensation

In 2011, the Company adopted the 2011 Stock Option and Grant Plan (the “Plan”) pursuant to which the Company’s board of directors may grant stock options to employees, directors, and non-employees. During 2015, the Company adopted an addendum to the Plan to grant stock options to employees, directors, and non-employees of its subsidiaries. According to the Plan as of June 30, 2021 and December 31, 2020, the maximum number of shares of common stock that were authorized to be issued under the Plan was 50,900,000.

The stock options related to employees generally vest over four years with 25% vesting after one year and the remainder vesting monthly thereafter over 36 months. The options have a contractual term of 10 years. The Company records stock-based compensation on a ratable basis over the vesting term.

Since the stock options of the Company are not publicly traded and the stock options are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the stock option is based on U.S. Treasury rates with respect to the expected term of the stock option. The stock-based compensation is recorded net of estimated forfeitures. The Company estimates the forfeiture rate based on historical forfeitures of stock-based awards and adjusts the rate to reflect changes in facts and circumstances, if any.

The following table presents the weighted-average grant date fair value of stock options and the related assumptions used to estimate the fair value in the consolidated financial statements for the six months ended June 30, 2021 and 2020:

	June 30, 2021	June 30, 2020
Expected terms (years)	5.22	-
Risk-free interest rates	0.42%	-
Expected volatility	44.31%	-
Dividend yield	-	-
Weighted-average estimated fair value of options granted during the year	$0.02	$-

There were no options granted during the six months ended June 30, 2020.

As of June 30, 2021, total unrecognized stock-based compensation expense of $112,828 is expected to be recognized over a weighted-average recognition period of approximately 1.37 years.

As of June 30, 2020, total unrecognized stock-based compensation expense of $72,174 is expected to be recognized over a weighted-average recognition period of approximately 1.45 years.

The following table shows stock option activity for the six months ended June 30, 2021:

	Stock options	Weighted Average Exercise Price	Weighted Average Contractual Terms (in years)	Aggregate Intrinsic Value
Balance at January 1, 2021	37,966,220	$0.05	7.13	$213,556
Granted	4,072,951	$0.02	-	$-
Forfeited / Expired	(662,977)	$0.03
Balance at June 30, 2021	41,376,194	$0.05	6.83	$319,011

Exercisable options	37,686,480	$0.05	6.68	$257,119
Vested and expected to vest	4,345,934	$0.03	8.55	$85,381

For the six months ended June 30, 2021 and 2020, the Company recognized stock-based compensation expense of $78,174 and $36,982, respectively.

Note 9 Commitments and Contingencies

(A)	Litigation

From time to time, the Company is involved in legal actions and claims, which arise in the ordinary course of business. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

(B)	Tokens

The Company has various agreements with unaffiliated individuals and companies who provide blockchain and marketing advisory services in exchange for Props Tokens. The Props Tokens are generally subject to a vesting schedule ranging between zero and two years and timed to match the provision of the service. As of June 30, 2021, and December 31, 2020, the Company reserved 1,865,709 Props Tokens to be issued for the advisory services, which will be recorded at estimated fair value. In accordance with ASC 720, Other Expenses, the Company will recognize the related expenses when incurred. During the six months ended June 30, 2021 and 2020, the Company incurred $39,021 and $134,568 of advisor-related expenses, respectively.

The table below shows the number of committed tokens, the aggregate value of committed tokens, the weighted average price per token and the total number of tokens issued and outstanding as of June 30, 2021:

	Number of Tokens Committed	Aggregate Value of Committed Tokens	Weighted Average Price Per Token	Tokens Issued and Outstanding
SAFTs	188,473,199	$20,610,636	$0.1094	186,492,414
DPAs	6,685,509	$693,384	$0.1037	6,032,394
Advisory	45,236,969	$2,509,455	$0.0555	43,531,092
Additional commitments and grants	37,100,000	$5,078,990	$0.1369	17,100,000
Total	277,495,677	$28,892,465	$0.1041	253,155,899

(C)	Paltalk Agreement

In May 2019, the Company entered into an agreement with Paltalk, a third-party developer, which was amended in September 2019 and January 2020, to facilitate the integration of two of its apps into the Props Network. This agreement provides for the grant of rights to receive Props Tokens upon the achievement of certain milestones described in the agreement, including the execution of the agreement and mutual public announcement of the agreement, and the integration of the apps. According to the terms of this agreement, as amended, in aggregate, Paltalk could have earned the right to receive up to 10,500,000 Props Tokens upon the achievement of these milestones, and additional 1,000,000 Props Tokens if the milestones were all reached prior to April 30, 2020. On August 25, 2021, the Company provided Paltalk with notice of termination of the agreement. On September 2, 2021, the Company issued 2,625,000 Props Tokens to Paltalk that the Company owed to Paltalk in accordance with the agreement’s termination provisions.

During the year ended December 31, 2019, the Company recognized a token delivery obligation of $410,700 for the issuance of the initial 3,000,000 tokens. During the year ended December 31, 2020, the remaining milestones had been achieved and the Company granted 7,500,000 Props Tokens to Paltalk and recognized a token delivery obligation of $1,026,750 for the year ended December 31, 2020. These tokens were subject to a lock-up period and were released from that required lock-up on May 5, 2021. The Company recognized research and development expenses from the distribution of tokens of $105,000 and $1,026,750 for the six months ended June 30, 2021 and 2020, respectively, related to the payments of tokens under this agreement.

(D)	Listia Agreement

On August 13, 2020, the Company entered into an agreement with Listia, a third-party developer, to facilitate the integration of its app into the Props Network in exchange for the right to receive a grant of 1,500,000 Props Tokens. The integration was completed in September 2020 and Listia was subsequently granted 1,500,000 Props Tokens. These tokens are subject to a lock-up period and will become transferrable over a three year period. Additionally, the Company awarded Listia a one-time grant of 4,000,000 Props Tokens. As a result, the Company recognized a token delivery obligation of $752,950 as of December 31, 2020. On August 26, 2021, the Company provided Listia with notice of termination of the agreement. The Company has no further obligations under the agreement to Listia with respect to the award of Props Tokens.

(E)	Tegger Agreement

On February 22, 2021, the Company entered into an agreement with Tegger, a third-party developer, to facilitate the integration of their app into the Props Network in exchange for the right to receive a grant of 602,400 Props Tokens. The integration was completed in March 2021 and Tegger was subsequently granted 602,400 Props Tokens. These tokens are not transferrable for one year from the date of grant. Additionally, the Company awarded Tegger a one-time grant of 497,600 Props Tokens. As a result, the Company recognized a token delivery obligation of $150,590 as of December 31, 2020. On September 23, 2021, the Company provided Tegger with notice of termination of the agreement. The Company has no further obligations under the agreement to Tegger with respect to the award of Props Tokens.

(F)	Roomi Agreement

On April 22, 2021, the Company entered into an agreement with Roomi, a third-party developer, to facilitate the integration of its app into the Props Network in exchange for the right to receive a grant of 2,400,000 Props Tokens. The integration has not been completed. Additionally, the Company awarded Roomi a one-time grant of 1,800,000 Props Tokens. As a result, the Company recognized a token delivery obligation of $246,420 as of June 30, 2021. On September 23, 2021, the Company provided Roomi with notice of termination of the agreement. In connection with the termination of the agreement, the Company awarded Roomi with a one-itme grant of 1,000,000 Props Tokens. The Company has no further obligations under the agreement to Roomi with respect to the award of Props Tokens.

(G)	SuperWorld Agreement

On May 28, 2021, the Company entered into an agreement with SuperWorld, a third-party developer, to facilitate the integration of two of its apps into the Props Network in exchange for the right to receive grants of, in aggregate, 4,500,000 Props Tokens upon the achievement of certain milestones related to the integration of the apps into the Props Network. On September 23, 2021, the Company provided SuperWorld with notice of termination of the agreement. At that time, the integration had not been completed. The Company has no further obligations under the agreement to SuperWorld with respect to the award of Props Tokens.

(H)	Migration Agreement

In April 2020, the Company entered into an agreement with a third party to migrate a portion of its Pending Props functions to a new technology. Pending Props is an accounting mechanism for which Props Network participants are entitled to receive Props Tokens by completing certain in-app activities. This migration was completed in August 2020. As a result of the migration, for the six months ended June 30, 2020, the Company received compensation in Algo tokens from the third party with a carrying value of $23,347, and for the six months ended June 30, 2021, the Company received compensation in Algo tokens from the third party with a carrying value of $56,400. In addition, the Company received compensation in Algo tokens from the third party on July 31, 2021 with a carrying value of $56,400.

(I)	Operating Lease

On July 1, 2019, the Company leased commercial office space under an operating sublease, which expired on June 30, 2020 and required monthly rental payments plus escalation charges. The Company has not recorded a lease liability or right-of-use asset for this lease as it qualifies for the short-term lease exception.

Rent expense charged to operations for the years ended December 31, 2020 and 2019 was $84,563 and $1,003,649, respectively.

Note 10 Fair Value

In accordance with ASC No. 820, Fair Value Measurements and Disclosures (“ASC 820”), the Company uses various inputs to measure fair value on a non-recurring basis. ASC No. 820 also establishes a hierarchy categorizing inputs into three levels used to measure and disclose fair value. The hierarchy gives the highest priority to quoted prices available in active markets and the lowest priority to unobservable inputs. An explanation of each level in the hierarchy is described below:

Level 1 – Unadjusted quoted prices in active markets for identical instruments that are accessible by the Company on the measurement date

Level 2 – Quoted prices in markets that are not active or inputs which are either directly or indirectly observable

Level 3 – Unobservable inputs for the instrument requiring the development of assumptions by the Company

Impairments of digital assets are non-recurring fair value measurements. The fair value of Algo, Bitcoin and Ether is determined using quoted prices on an active exchange, based on a principal market analysis in accordance with ASC 820. The Company views a decline in the quoted price to be an indicator of impairment. Each acquisition of Algo, Bitcoin and Ether is considered a separate unit of account; the Company tracks the cost of each unit of Algo, Bitcoin and Ether when received or purchased to use when performing impairment testing and recording dispositions either through sale or exchange.

The Company issues Props Tokens to vendors in exchange for services. In addition, the Company has distributed Props Tokens without compensation to potential network users to encourage use of the YouNow network. These transactions are non-monetary transactions accounted for at fair value. In valuing Props Tokens issued in exchange for services for the six-months ended June 30, 2021 and 2020, the Company generally relied on the issue prices of the Props Tokens in its Regulation D offerings that took place in 2019 (a Level 2 measurement). The Company concluded that the estimated fair value of Props Tokens issued or distributed in the six-month period ended June 30, 2021 is a Level 2 measurement.

When Props Tokens are issued or distributed under the circumstances described above, the Company recognizes an expense equal to the estimated fair value of the Props Tokens (the Company has not generally issued tokens in exchange for goods), and a corresponding gain as the tokens have no carrying value in the Company’s financial statements, as they were acquired as part of the Company’s network development activities at no cost. As such, the estimated fair value of the Props Tokens has not had an effect on the Company’s net income for the six months ended June 30, 2021 and 2020.

Note 11 Risks and Uncertainties

(A)	Digital Currencies

Digital currencies represent a material portion of the Company’s total assets and are subject to rapid increases and decreases in value and extreme price volatility, which could result in significant losses. Subsequent to the balance sheet date, the value of the digital currencies have fluctuated due to market conditions.

(B)	Unfulfilled Token Delivery Obligations

On March 4, 2019, the Company distributed vested Props Tokens to all SAFT purchasers who provided electronic wallet confirmations. As of June 30, 2021, the Company had $130,000 of unissued Props Tokens related to unconfirmed electronic wallets of SAFT purchasers and unvested token grants.

(C)	COVID-19

The impact of the coronavirus (“COVID-19”) outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position, cash flows and ability to secure additional sources of capital may be materially adversely affected.

(D)	Discontinuance of Props Offerings and the Props Project

The Company intends to discontinue the Props Offering and the Props PBC Offering, and to discontinue its support of Props, including the Props Network, in December 2021 (See Note 13). As a result, the Company expects to substantially reduce its operations, including its receipt of new revenue and its incurrence of expenses. In addition, the Company does not intend to engage in additional financing activities other than in connection with liquidating certain of its assets, and it does not expect to achieve self-sustainability or profitability. There can be no assurance as to whether the Company will be able to generate cash from operations sufficient to meet its obligations over the next year or thereafter.

Note 12 Going Concern Uncertainty

The Company incurred losses from operations of approximately $0.4 million and also had operating cash inflows of approximately $0.2 million for the six months ended June 30, 2021. As of June 30, 2021, the Company had approximately $1.4 million of cash available and liquid digital currency assets of $0.4 million.

The Company’s rate of cash inflows described above raises substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of these consolidated financial statements if no additional sources of capital are secured. The Company intends to discontinue the Props Offering and the Props PBC Offering, and to discontinue its support of Props, including the Props Network, in December 2021 (See Note 13). As a result, the Company expects to substantially reduce its operations, including its receipt of new revenue and its incurrence of expenses. In addition, the Company does not intend to engage in additional financing activities other than in connection with liquidating certain of its assets, and it does not expect to achieve self-sustainability or profitability. There can be no assurance as to whether the Company will be able to generate cash from operations sufficient to meet its obligations over the next year or thereafter.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company’s ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Note 13 Subsequent Events

Management has evaluated subsequent events through September 28th, 2021. Management is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements other than as disclosed in Notes 6 and 9 and the following:

In August 2021, the Company announced that it intends to discontinue the Props Offering and the Props PBC Offering in December 2021. The Company further announced that it intends to discontinue its support of Props, including the Props Network, through which the Company distributes and supports Props Tokens on apps that participate in the Props Network at the same time. Once the Company’s support of Props has been discontinued: (i) the Company will no longer issue Props Tokens to any party pursuant to the Props Offering or the Props PBC Offering, and (ii) any remaining Pending Props will have no use on the Props Network and records with respect to Pending Props will not be maintained by the Company. Any Props Tokens that have been issued prior to the discontinuance of the Props Offering or the Props PBC Offering will remain outstanding in each applicable Props Token holder’s ERC-20 digital asset wallet.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on September 28, 2021.

OPEN PROPS INC.

By:	/s/ Adi Sideman
Name:	Adi Sideman
Title:	President and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Adi Sideman	President, Chief Executive Officer and Director	September 28, 2021
Adi Sideman	(Principal Executive Officer, Principal Accounting Officer, and Principal Financial Officer)